

July 31, 2012

Via Secure E-Mail
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **Re:** **SolarCity Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submission No. 3**
> **Submitted July 23, 2012**
> **CIK No. 0001408356**

Dear Mr. Rive:

We have reviewed the above-captioned submission and have the following comments.

Management's Discussion and Analysis, page 43

Critical Accounting Policies and Estimates, page 50

Deferred U.S. Treasury Department Grant Proceeds, page 54

1. We note your response to comment six from our letter dated July 5, 2012. Please also disclose why there is no impact to the consolidated statement of operations for amounts you are obligated to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department for investment funds which are not joint venture funds.

2. On July 18, 2012, you received a subpoena from the U.S. Department of Treasury Office of the Inspector General to deliver certain documents in your possession, including documents related to your application for U.S. Treasury grants on or after January 1, 2007. Please expand your disclosures to discuss if you expect these events to have any impact on the amounts that you record and receive from U.S. Treasury grants.

Common Stock Valuations, page 57

3. We note your response to comment seven from our letter dated July 5, 2012. In June and July 2011, you completed the issuance and sale of 2,067,186 shares of Series F preferred stock at a price of $9.68 per share. In February and March 2012, you completed the

Lyndon R. Rive
SolarCity Corporation
July 31, 2012
Page 2

issuance and sale of 3,386,986 shares of Series G preferred stock at a price of $23.92 per share. Your disclosures on page F-37 indicate that each share of Series F and Series G preferred stock is convertible into one share of common stock. In this regard, please disclose what consideration was given to the prices at which these shares of preferred stock were sold as well as that each share of preferred stock is convertible into one share of common stock in arriving at the estimated fair values per common share.

4. You appear to have had substantial revenue growth in the last nine months of 2011 compared to the first three months of 2011. Please help us better understand when this significant growth took place by providing us with your revenue numbers for each quarter of 2011. Please tell us how this revenue growth was reflected in your valuations and at what point. In this regard, there appear to be nominal increases in the fair values per common share from May 12, 2011 to October 25, 2011. Please also tell us whether there were any changes in your valuation methodology during any of the periods presented.

Financial Statements

Consolidated Balance Sheets, page F-3

5. We note your response to comment 12 from our letter dated July 5, 2012. Please clearly identify each of the line items and corresponding amounts for assets that can only be used to settle obligations of the consolidated variable interest entities as well as for liabilities for which creditors do not have recourse to your general credit on the face of your balance sheet. For example, $368,517 of the $397,286 assets of variable interests entities as of March 31, 2012 are solar energy systems, leased and to be leased, net. Please clearly disclose the line items and corresponding amounts to which the remaining assets of variable interest entities relate. In a similar manner, expand your disclosures related to the liabilities.

Consolidated Statements of Cash Flows, page F-6

6. We note your response to comment 13 from our letter dated July 5, 2012. Please address the following:
    *   It appears that the amounts reflected as payments for the cost of solar energy systems, leased and to be leased on your statements of cash flows reflect the costs transferred from inventory to solar energy systems during each period rather than the actual cash outflows during the period related to payments for the cost of solar energy systems, leased and to be leased. Please confirm and correspondingly clarify your disclosures. Given that the transfer of costs from inventory to solar energy systems, leased and to be leased, would appear to be a non-cash activity, please help us better understand how you were able to determine that this amount would also reflect the actual cash payments made for solar energy systems, leased and to be leased or that any

Lyndon R. Rive
SolarCity Corporation
July 31, 2012
Page 3

difference would not be material. Please provide us with a summary of any quantitative analysis performed to determine that there is no material difference;

- Given that you do not separately track the movements of certain raw materials to identify when a component that was transferred to construction in progress would have been paid for, please help us understand how you were able to determine the accrual amounts related to solar energy systems that are leased or to be leased have not been material. Please tell us the amounts accrued as of the end of each period presented;

- You will continue to review the costs incurred and payments made for inventory and the leased system installations and will make adjustments as necessary to ensure that the presentation remains appropriate. Please help us understand how you will revise your cash flow statement presentation in the future if you determine that there is a more significant difference between the costs being transferred from inventory to solar energy systems and the actual cash flows related to payments for the cost of solar energy systems, leased and to be leased during a given period; and

- We continue to believe that you should provide additional clarity in the notes to your financial statements regarding how you reflect cash flows related to your solar energy systems in your statements of cash flows.

Notes to the Financial Statements

Revenue Recognition, page F-15

7. We note your response comment 14 from our letter dated July 5, 2012. Given that the amounts related to rebates and incentives reflected in revenues for each period presented as well as reflected in deferred revenues as of the end of each period presented appear to be significant, please disclose these amounts. Please also revise the revenue part of your MD&A to discuss with quantification the business reasons for changes between periods in these amounts.

Note 22. Basic and Diluted Net Income (Loss) Per Share, page F-51

8. Please help us better understand your consideration of the convertible redeemable preferred stock in calculating your net income (loss) per share amounts. Please specifically address the following:
- ASC 260-10-45-11 states that income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations and also from net income. Your disclosures on page F-37 indicate that no dividends related to convertible redeemable preferred stock have ever been declared. In this regard, please help us understand why you are deducting noncumulative dividends on convertible redeemable preferred stock to arrive at net income (loss) attributable to common stockholders, basic; and

- Please tell us how you determined the convertible redeemable preferred stock was antidilutive. Refer to ASC 260-10-45-41.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief